                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No.    2     )*
                                         ---------

                             ATC ENVIRONMENTAL, INC.
            --------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   002067-10-6
            --------------------------------------------------------
                                 (CUSIP Number)

                               STEVEN MORSE, ESQ.
                               111 GREAT NECK RD.
                             GREAT NECK, N.Y. 11021
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  October 10, 1995
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 4 Pages

CUSIP No. 002067-10-6                 13-D                     Page 2 of 4 Pages


-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        George Rubin ###-##-####
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  / /

-------------------------------------------------------------------------------
  3  SEC USE ONLY


-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

        Not Applicable
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT     / /
     TO ITEMS 2(d) OR 2(e)


-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
-------------------------------------------------------------------------------
      NUMBER OF               7  SOLE VOTING POWER

       SHARES                      1,512,541
                             --------------------------------------------------
    BENEFICIALLY              8  SHARED VOTING POWER

      OWNED BY                     None
                             --------------------------------------------------
        EACH                  9  SOLE DISPOSITIVE POWER

      REPORTING                    1,512,541
                             --------------------------------------------------
       PERSON                 10  SHARED DISPOSITIVE POWER

        WITH                       None
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,512,541
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        / /
     SHARES*

        None
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        18.8
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------


                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 4 Pages


                                  SCHEDULE 13D





ITEM 1.   Security and Issuer.

          This statement relates to the shares of common stock, $.001 par value, of ATC Environmental Inc. (the "Issuer"). The Issuer's principal executive office is located at 104 East 25th Street, 10th Floor, New York, NY 10010.

ITEM 2.   Identity and Background.

          (a)  George Rubin

          (b)  104 East 25th Street, 10th floor, New York, NY  10010

          (c)  Chairman of the Board of the Issuer

          (d)  Not applicable

          (e)  Not applicable

          (f)  U.S.A.

ITEM 3.   Source and Amount of Funds or Other Consideration

          Not applicable


ITEM 4.   Purpose of Transactions

          Not applicable

                                                               Page 4 of 4 Pages

ITEM 5.   Interest in Securities of the Issuer

          (a)-(b) George Rubin directly beneficially owns 1,512,541 shares (representing 18.8% of the issued and outstanding shares of the Issuer), which shares he has the sole power to vote and to dispose. The aforesaid information includes 490,500 shares issuable upon exercise of certain warrants.

              (c) On October 10, 1995, George Rubin sold 100,000 shares at $12.00 per share.

          (d)-(e)   Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

          George Rubin agreed with the underwriters of the Registrant's public offering not to transfer his shares for 180 days without their prior written consent.


ITEM 7.   Materials to be filed as Exhibits.

          George Rubin Lock-up Agreement

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    October 12, 1995

Reporting Person:  George Rubin



Signature:      /s/GEORGE RUBIN
               -----------------
                   George Rubin